On January 8, 1992, the United States District Court for the District of Massachusetts dismissed, in their entirety, four separate actions filed in each case against the Fund, its former Investment Advisor, certain of its officers, its directors and certain other parties. The actions purported to be class actions on behalf of the named plaintiffs and other persons allegedly similarly situated who purchased common stock of the Fund within a specified period. The actions alleged that the Fund and the other defendants, including the Fund's underwriters, in connection with its February 1988 public offering, violated certain federal securities laws by reason of their alleged failure to adequately disclose material facts in the Fund's prospectus and/or other documents published by the Fund. Plaintiffs were granted leave to amend their complaint, limited to certain disclosure obligations under the Securities Act of 1933, and did so. All of the defendants, including the Fund, jointly moved for summary judgment on July 8, 1992. By memorandum and order dated August 26, 1993, the court granted the defendants' motion for summary judgment in favor of all defendants on all claims and entered judgment for defendants on August 27, 1993, and the plaintiffs appealed. On September 28, 1994, the United States Court of Appeals for the First Circuit issued an opinion affirming the decision of the district court in part and reversing if in part. The Court held that the district court properly entered summary judgment for the defendants as to all disclosure issues except one. It reversed the district court's decision with respect to that one issue and remanded the case for further proceedings. The one remaining issue is whether it was misleading to purchasers in the initial public offering for the original prospectus to include certain statistics regarding the average performance of the high yield bond market for a ten-year period without also including different statistics, alleged by the plaintiffs to exist and to be material, for the six-year period prior to the offering. The defendants jointly moved for summary judgment on this remaining issue on March 31, 1995.

     On November 16, 1995, the parties executed a Stipulation and Agreement of Compromise, Settlement and Release providing for the settlement of the action. The settlement was approved by the Court pursuant to a Final Order and Judgment entered on June 13, 1996. Pursuant to the settlement, the defendants have created a Settlement Fund amounting in the aggregate to $2,500,000 for distribution, after deduction of certain fees and expenses, to a class consisting of all persons who purchased shares of the Fund's common stock between February 19, 1988 and March 26, 1990, other than the defendants. The Fund contributed $1,250,000 to the Settlement Fund on June 21, 1996, and the balance was contributed by certain of the underwriters of the Fund's initial public offering. In addition, the Fund contributed $7,500 to a Notice and Administration Fund, to be used for mailing notice to class members and other administrative purposes.

     The Fund established a reserve for its share of the Settlement Fund and charged $1,250,000 to operations for the year ended December 31, 1995. The Fund charged $7,500 to operations for the year ended December 31, 1996 for its share of the Notice and Administrative Fund.